7

02030098

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Month of March 2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Hanson PLC	Director Shareholding		16:40 1 Mar (

Full Announcement Text

Dear Sirs

Hanson PLC - DIRECTORS' SHARE INTERESTS

The 2002 conditional award under the Hanson long term incentive plan ("LTIP"), approved by shareholders ɛ April 25, 2001, has been made today, March 1, 2002, to approximately 320 senior executives of Hanson PL(Directors listed below:

Director	Maximum conditional number of ordinary shares of £2 each
A J H Dougal	97,456
G Dransfield	64,970
A J Murray*	194,806
J C Nicholls	69,302
S N Vivian	67,136

* US based

Option grants over Hanson ordinary shares at a subscription price of 461.75p per share (being the five day ɛ share price over the period February 22 - February 28, 2002) under the share option plan, also approved by AGM held on April 25, 2001, have also been made today, March 1, 2002, to 35 senior executives of Hanson Directors listed below:-

Director	Number of ordinary shares of £2 each under option
A J H Dougal	97,456
G Dransfield	64,970
J C Nicholls	69,302
S N Vivian	67,136

The vesting of both the conditional awards under the LTIP and right to exercise options granted under the sh subject to the satisfaction of performance measurements.

As for the awards made in 2001, the Remuneration Committee of the Board of Hanson has decided that 50% award of shares under the LTIP and 50% of the options granted under the share option plan will be subject t Economic Value Added ("EVA®") target and 50% will be subject to a Total Shareholder Return ("TSR") targe

The EVA® target is based on an improvement in EVA® over a period of three years based on the results for December 31, 2001.

For the EVA® measurement, a linear vesting schedule will apply in order that only a small proportion of the c option grant subject to this measurement will vest or be capable of being exercised, as the case may be, at t acceptable performance level with maximum entitlement only arising on the achievement of substantial perfc improvement.

For the TSR measurement the Company must achieve a TSR (the average share price adjusted for the rein dividends) over a three year performance period which is greater than the TSR achieved by at least 50% of t international peer group of companies. If so 30% of the conditional award subject to TSR measurement will v conditional award subject to TSR measurement will vest if the Company achieves a TSR over the performar greater than that achieved by 80% of the comparator group over the same period. Between these two points in the proportion of 2.33% of the award for each 1% improvement in the Company's ranking.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

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Dear Sirs

HANSON PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have today been notified by C D Collins and G Dransfield, directors of the Company, of the following transactions on March 8, 2002:-

1. C D Collins exercised an option over 9,082 Hanson PLC ordinary shares at a subscription price of 424.9p per share and retained all the shares arising. The option was granted on January 12, 1993.

   To meet the cost of subscription for the above mentioned shares Mr Collins surrendered an option over 44,691 Hanson PLC ordinary shares to the Company for cash calculated on the difference between the market price of 511.25p per share and the subscription price of 424.9p per share.

2. G Dransfield surrendered an option over 2,217 Hanson PLC ordinary shares to the Company for cash calculated on the difference between the market price of 511.25p per share and the subscription price of 397.8p per share. This option was granted on June 9, 1992 and was due to expire on June 8, 2002.

Mr Collins and Mr Dransfield hold beneficial interests in 133,069 and 111,611 Hanson PLC ordinary shares, respectively.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: April 2, 2002